UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

AURIOS INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

05155A 109

(CUSIP Number)

Christian J. Hoffmann, III

QUARLES & BRADY LLP

One Renaissance Square

Two N. Central Avenue

Phoenix, Arizona 85004

(602) 229-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05155A 109

1	NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON Ira J. Gaines
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP IRS ID # (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐ ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 200,000*
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 200,000*
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 200,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%
14	TYPE OF REPORTING PERSON IN

*	See Response to Item 5 below.

Item 1.	Security and Issuer

The title of the class of equity security to which this statement relates is Common Stock, no par value (the “Common Stock”).

The Issuer of the securities is Aurios Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 1741 W. University Dr., Suite 146, Tempe, AZ 85281.

Item 2.	Identity and Background

(a) The name of the Reporting Person filing this statement is Ira J. Gaines.

(b) The business address of the Reporting Person is 1819 E. Morten Ave, Suite 180, Phoenix, AZ 85020.

(c) The Reporting Person is the owner of Peachtree Partners, whose business address is 1819 E. Morten Ave, Suite 180, Phoenix, AZ 85020.

(d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding.

(e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person used his personal funds to purchase the Common Stock.

Item 4.	Purpose of Transaction

This Schedule 13D is being filed because the Reporting Person owns a 5% or greater ownership interest in the Issuer, which became a reporting company under the Securities Exchange Act of 1934 on May 8, 2009.

Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person owns 200,000 shares of Common Stock, which represents 22.3% of the issued and outstanding Common Stock of the Issuer. There are 460,000 shares of Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer issued and outstanding. If all 460,000 shares of Preferred Stock are converted into 460,000 shares of

Common Stock, his 200,000 shares of Common Stock would represent 14.8% of the issued and outstanding Common Stock of the Issuer.

(b) The Reporting Person has the sole power to vote and dispose of 200,000 shares of Common Stock.

(c) The Reporting Person has effected no transactions in the Common Stock during the past 60 days for himself and his Affiliates.

(d) No person is known to the Reporting Person to have any right to receive, or power to direct the receipt of, dividends from or the proceeds from the sale of any of the securities covered by this statement, except as provided herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Person has no contracts, arrangements, understandings or relationships required to be reported under this Item 6.

Item 7.	Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 22, 2009	By:	/s/ Ira J. Gaines
Date		Ira J. Gaines